Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with Taboola’s audited consolidated financial statements and the related notes appearing in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2022 and the pro forma financial information as of and for the year ended December 31, 2021 under the heading “Unaudited Pro Forma Condensed Combined Financial Information” included in our Prospectus dated April 13, 2022 forming part of our registration statement on Form F-1/A filed with the SEC as well, as it may be further amended from time to time. Some of the information contained in this discussion and analysis is set forth elsewhere in our registration statement on Form F-1/A, including information with respect to Taboola’s plans and strategy for Taboola’s business, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” Taboola’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted or the context requires otherwise, “we,” “us,” “our” and the “Company” refer to Taboola and its consolidated subsidiaries, and in references to monetary amounts, “dollars” and “$” refer to U.S. Dollars, and “NIS” refers to New Israeli Shekels.

Overview

Taboola is a technology company that powers recommendations across the Open Web with an artificial intelligence, or AI-based, algorithmic engine that we have developed over the past 14 years. Taboola has also recently expanded more directly into e-Commerce, allowing its partners with digital properties the ability to use its platforms to display advertising suited to the audiences of those partners’ websites or other digital services.

We think of ourselves as a search engine, but in reverse — instead of expecting people to search for information, we recommend information to people or enable our partners to use our technology. You’ve seen us before: we partner with websites, devices, and mobile apps, which we collectively refer to as digital properties, to recommend editorial content and advertisements on the Open Web, outside of the closed ecosystems of the walled gardens such as Facebook, Google, and Amazon.

Digital properties use our technology platforms to achieve their business goals, such as driving new audiences to their sites and apps, or increasing engagement on site — and we don’t charge them for these services. We also provide a meaningful monetization opportunity to digital properties by surfacing paid recommendations by advertisers. Unlike walled gardens, we are a business-to-business, or B2B, company with no competing consumer interests. We only interact with consumers through our partners’ digital properties, hence we do not compete with our partners for user attention. Our motivations are aligned. When our partners win, we win, and we grow together.

We empower advertisers, merchants, and affiliate networks, which we individually and collectively refer to as advertisers, to leverage our proprietary AI-powered recommendation platform to reach targeted audiences utilizing effective, native ad formats across digital properties. We generate revenues primarily when people (consumers) click on, purchase from or, in some cases, view the ads that appear within our partners’ digital experiences via our recommendation platform. Advertisers pay us for those clicks, purchases or impressions, and we share the resulting revenue with the digital properties who display those ads and generate those clicks and downstream consumer actions.

Our powerful recommendation platform was built to address a technology challenge of significant complexity: predicting which recommendations users would be interested in, without explicit intent data or social media profiles. Search advertising platforms have access, at a minimum, to users’ search queries which indicate intent, while social media advertising platforms have access to rich personal profiles created by users. In contrast, we base our recommendations on an extensive dataset of context and user behavior derived from the intersection of thousands of digital properties and millions of recommended items, including ads and editorial content.

ION Merger

On January 25, 2021, we and one of our subsidiaries entered into a merger agreement with ION Acquisition Corp. 1 Ltd. (“ION”) (the “Merger Agreement”). Under the Merger Agreement, our subsidiary merged with and into ION, with ION continuing as the surviving company and becoming our direct, wholly-owned subsidiary (the “Business Combination”). On June 29, 2021, the Business Combination closed and the Company’s ordinary shares,  no par value per share (the “Ordinary Shares”) and Public Warrants (as defined in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 24, 2022, and together with the Private Warrants, the “Warrants”) began trading on The Nasdaq Global Market LLC on June 30, 2021, among other things. In connection with the Merger Agreement, we also obtained commitments for the purchase in private transactions that closed concurrently with the Business Combination of approximately $285 million of our Ordinary Shares, of which approximately $150 million was purchased directly from certain of our existing shareholders, primarily from early investors.

Connexity Acquisition

On September 1, 2021 we completed our previously announced acquisition of Shop Holding Corporation, which we refer to as Connexity. The total consideration amount of approximately $800 million included retention incentives and is subject to customary purchase price adjustments for working capital and indebtedness.

At closing, we issued 17,328,049 of our Ordinary Shares based on a fair value of shares at the closing date of $157.7 million and paid approximately $594.1 million in cash.

An additional 3,681,030 shares are deliverable to Connexity employees in installments over three years following the closing as part of holdback arrangements, subject to continued employment with Taboola. Separately, certain employees of Connexity have been granted incentive equity awards of approximately $40 million that will settle in our Ordinary Shares and will vest subject to their continued employment with Taboola over the next approximately five years.

At the closing we also entered into a $300 million senior secured term loan credit agreement and used the full proceeds of the loan, net of issuance cost, to finance a portion of the Connexity acquisition.

See Notes 7 and 8 of Notes to Unaudited Consolidated Interim Financial Statements.

For further information please refer to the “Unaudited Pro Forma Condensed Combined Financial Information” and other information regarding the Connexity acquisition included in our Prospectus dated April 13, 2022 forming part of our registration statement on Form F-1/A, as it may be amended from time to time, filed with the SEC.

Key Factors and Trends Affecting our Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors,” the Company’s Registration Statement on Form F-1/A filed on April 13, 2022, as it may be amended or supplemented from time to time, under the sections entitled “Cautionary Note Regarding Forward-looking Statements” and “Risk Factors” and in the Company’s subsequent filings with the SEC.

Maintaining and Growing Our Digital Property Partners

We engage with a diverse network of digital property partners, substantially all of which have contracts with us containing either an evergreen term or an exclusive partnership with us for multi-year terms at inception. These agreements typically require that our code be integrated on the digital property web page because of the nature of providing both editorial and paid recommendations. This means that in the vast majority of our business, we do not bid for ad placements, as traditionally happens in the advertising technology space, but rather see all users that visit the pages on which we appear. Due to our multi-year exclusive contracts and high retention rates, our supply is relatively consistent and predictable. We had approximately 16,000, 9,000 and 7,000 digital property partners in the fourth quarter of 2021, 2020 and 2019, respectively.

We have a strong record of growing the revenue generated from our digital property partners. We grow our digital property partner relationships in four ways. First, we grow the revenue from these partnerships by increasing our yield over time. We do this by improving our algorithms, expanding our advertiser base and increasing the amount of data that helps target our ads. Second, we continuously innovate with new product offerings and features that increase revenue. Third, we innovate by launching new advertising formats. Fourth, we work closely with our digital property partners to find new placements and page types where we can help them drive more revenue.

For the majority of our digital properties partners, we have two primary models for sharing revenue. The most common model is a straight revenue share model. In this model, we agree to pay our partner a percentage of the revenue that we generate from advertisements placed on their digital properties. The second model includes guarantees. Under this model, we pay our partners the greater of a fixed percentage of the revenue we generate and a guaranteed amount per thousand page views. In the past, we have and may continue to be required to make significant payments under these guarantees.

Growing Our Advertiser Client Base

We have a large and growing network of advertisers, across multiple verticals. We had approximately 15,000, 13,000 and 12,000 advertiser clients working with us directly, or through advertising agencies, worldwide during the fourth quarter of 2021, 2020 and 2019, respectively. A large portion of our revenue comes from advertisers with specific performance goals, such as obtaining subscribers for email newsletters or acquiring leads for product offerings. These performance advertisers use our service when they obtain a sufficient return on ad spend to justify their ad spend. We grow the revenue from performance advertisers in three ways. First, we improve the performance of our network by developing new product features, improving our algorithms and optimizing our supply. Second, we secure increased budgets from existing advertisers by offering new ad formats and helping them achieve additional goals. Third, we grow our overall advertiser base by bringing on new advertisers that we have not worked with previously. In addition to our core performance advertisers, video brand advertisers are a small but growing portion of our revenue.

Improving Network Yield

One way that we grow our revenue is by increasing the yield on our network, which is a general term for the revenue that we make per advertising placement. Because we generally fill close to 100% of advertising impressions available, yield is generally not affected by changing fill rates, but rather is impacted in four ways.

First, we increase our yield by improving the algorithms that select the right ad for a particular user in a particular context. These algorithms are based on Deep Learning technology and are a key competitive advantage. Second, we continuously innovate and develop new product offerings and features for advertisers, which help increase their success rates on our network and improve yield. Third, as we grow our advertiser base and mix of advertisers, including adding advertisers able to pay higher rates, our yields increase because of increasing competitive pressure in our auction. Finally, we increase our yield by optimizing the way we work with digital properties, including changing formats and placements. Increasing yield drives higher revenues on all digital property partners. Increasing yield also generally increases margins for ex-TAC Gross Profit, a non-GAAP measure, for those digital property partners to whom we are paying guarantees.

Product and Research & Development

We view research and development expenditures as investments that help grow our business over time. These investments, which are primarily in the form of employee salaries and related expenditures and hardware infrastructure, can be broken into two categories. This first category includes product innovations that extend the capabilities of our current product offerings and help us expand into completely new markets. This includes heavy investment in AI (specifically Deep Learning) in the form of server purchases and expenses for data scientists. This category of investment is important to maintain the growth of the business but can also generally be adjusted up or down based on management’s perception of the potential value of different investment options. The second category of investments are those that are necessary to maintain our core business. These investments include items such as purchasing servers and other infrastructure necessary to handle increasing loads of recommendations that need to be served, as well as the people necessary to maintain the value delivered to our customers and digital property partners, such as investments in code maintenance for our existing products. This type of investment scales at a slower rate than the growth of our core business.

Managing Seasonality

The global advertising industry has historically been characterized by seasonal trends that also apply to the digital advertising ecosystem in which we operate. In particular, advertisers have historically spent relatively more in the fourth quarter of the calendar year to coincide with the year-end holiday shopping season, and relatively less in the first quarter. We expect these seasonality trends to continue, and our operating results will be affected by those trends with revenue and margins being seasonally strongest in the fourth quarter and seasonally weakest in the first quarter.

Privacy Trends and Government Regulation

We are subject to U.S. and international laws and regulations regarding privacy, data protection, digital advertising and the collection of user data. In addition, large Internet and technology companies such as Google and Apple are making their own decisions as to how to protect consumer privacy, which impacts the entire digital ecosystem. Because we power editorial recommendations, digital properties typically integrate our scripts or code directly on their web pages. This makes us less susceptible to impact by many of these regulations and industry trends because the digital properties we work with are able to drop Taboola cookies as first party cookies. In addition, because of this integration on our partners’ pages, we have rich contextual information to use to further refine the targeting of our recommendations.

Macroeconomic Conditions

Global economic and geopolitical conditions have been increasingly volatile due to factors such as the war in Ukraine, inflation, rising interest rates, supply chain disruptions and the ongoing COVID-19 pandemic which has impacted and may continue to impact certain regions. The economic uncertainty resulting from these factors has negatively impacted global yields and our advertising business. Further, the impacts of inflation, which continued to increase during the second quarter of 2022, has increased the costs of equipment and labor needed to operate our business and could continue to adversely affect us in future periods. These factors, among others, including continued supply chain disruptions, make it difficult for us and our advertisers to accurately forecast and plan future business activities, and could cause our advertisers to reduce or delay their advertising spending with us, which, in turn, could have an adverse impact on our business, financial condition and results of operations.

Key Financial and Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	Three Months Ended June 30,		Six months ended June 30,
(dollars in thousands, expect per share data)	2022	2021	2022	2021
	Unaudited
Revenues	$342,695	$329,072	$697,421	$632,022
Gross profit	$116,361	$100,245	$228,391	$189,744
Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
EPS diluted (1)	$(0.02)	$(1.39)	$(0.00)	$(1.18)
Ratio of net loss to gross profit	(4.3%)	(61.3%)	(0.5%)	(22.6%)
Cash flow provided by operating activities	$2,084	$23,083	$10,207	$13,980
Cash, cash equivalents and short-term investments	$308,473	$585,243	$308,473	$585,243

Non-GAAP Financial Data (2)
ex-TAC Gross Profit	$143,209	$116,870	$281,437	$222,784
Adjusted EBITDA	$34,168	$40,802	$69,024	$74,345
Non-GAAP Net Income	$15,794	$22,951	$37,889	$47,691
IPO Pro forma Non-GAAP EPS diluted (3)	$0.062	$0.090	$0.152	$0.187
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	23.9%	34.9%	24.5%	33.4%
Free Cash Flow	$(7,266)	$6,945	$(6,045)	$(7,695)

(1)
The weighted-average shares used in this computation for the three months ended June 30, 2022 and 2021 are 250,777,915 and 48,518,124, respectively, and for the six months ended June 30, 2022 and 2021 are 249,095,931 and 46,351,830, respectively. Outstanding shares increased significantly year-over-year as a result of the Company going public.

(2)	Refer to “Non-GAAP Financial Measures” below for an explanation and reconciliation to GAAP metrics.
(3)	Refer to “IPO Pro forma Non-GAAP EPS basic and diluted” below for a description and calculation of IPO Pro forma Non-GAAP EPS basic and diluted.

Revenues

All of our Revenues are generated from advertisers, merchants and affiliate networks with whom we enter into commercial arrangements, defining the terms of our service and the basis for our charges. Generally, our charges are based on a CPC, CPM or CPA basis. For campaigns priced on a CPC basis, we recognize these Revenues when a user clicks on an advertisement we deliver. For campaigns priced on a CPM basis, we recognize these Revenues when an advertisement is displayed. For campaigns priced on a performance-based CPA basis, the Company generates revenue when a user makes an acquisition. Certain revenues are recognized net of traffic acquisition costs.

Gross profit

Gross profit is calculated as presented on our consolidated statements of loss for the periods presented.

Net loss

Net loss is calculated as presented on our consolidated statements of loss for the periods presented.

EPS diluted

EPS diluted is calculated as presented on our consolidated statements of loss for the periods presented.

Ratio of net loss to gross profit

 We calculate Ratio of net loss to gross profit as net loss divided by gross profit.

Cash flow provided by operating activities

Net cash provided by our operating activities is calculated as presented on our consolidated statements of cash flows for the periods presented.

Cash, cash equivalents and short-term investments

Cash equivalents are short-term highly liquid marketable securities investments, money market account and funds, commercial paper and corporate debt securities, with an original maturity of three months or less at the date of purchase and are readily convertible to known amounts of cash.

 Short-term investments are marketable securities classified as available-for-sale at the time of purchase.

ex-TAC Gross Profit

We calculate ex-TAC Gross Profit as gross profit adjusted to include other cost of revenues.

Adjusted EBITDA

We calculate Adjusted EBITDA as net loss before finance income (expenses), net, benefit (provision) for income taxes and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

Non-GAAP Net Income

We calculate Non-GAAP Net income as net loss adjusted to exclude revaluation of our Warrants liability, share-based compensation expense including Connexity holdback compensation expenses, M&A costs and amortization of acquired intangible assets, exchange rate loss (income), net, and other noteworthy items that change from period to period and related tax effects.

IPO Pro forma Non-GAAP EPS basic and diluted

IPO Pro forma Non-GAAP EPS basic and diluted are presented for the three and six months ended June 30, 2022 and 2021. We calculate IPO Pro forma Non-GAAP EPS basic and diluted by adjusting EPS to exclude revaluation of our Warrants liability, share-based compensation expense including Connexity holdback compensation expenses, exchange rate loss (income), net, M&A costs and amortization of acquired intangible assets, other noteworthy items that change from period to period, related tax effects per calculated net income (loss) and weighted-average shares used in computing net income per share attributable to ordinary shareholders, basic and diluted; and further adjusting on a pro forma basis assuming Taboola went public and consummated the related transactions as of January 1, 2021.

The following table provides a reconciliation of the numbers of shares used to calculate the Non-GAAP EPS to IPO Pro forma Non-GAAP EPS basic and diluted:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
GAAP weighted-average shares used to compute net loss per share, basic	250,777,915	48,518,124	249,095,931	46,351,830
Add: Non-GAAP adjustment for Ordinary Shares issued in connection with going public	—	172,271,362	—	172,992,588
IPO Pro forma Non-GAAP weighted-average shares used to compute net income per share, basic	250,777,915	220,789,486	249,095,931	219,344,418

GAAP weighted-average shares used to compute net loss per share, diluted	250,777,915	48,518,124	249,095,931	46,351,830
Add: Non-GAAP adjustment for Ordinary Shares issued in connection with going public	—	172,271,362	—	172,992,588
Add: Dilutive Ordinary share equivalents	443,063	35,592,019	1,562,609	35,562,170
IPO Pro forma Non-GAAP weighted-average shares used to compute net income per share, diluted	251,220,978	256,381,505	250,658,540	254,906,588

IPO Pro forma Non-GAAP EPS, basic (1)(2)	$0.063	$0.104	$0.152	$0.217
IPO Pro forma Non-GAAP EPS, diluted (1)(2)	$0.063	$0.090	$0.151	$0.187

(1)
IPO Pro forma net income for the three and six months ended June 30, 2021, includes an adjustment to add $6,029 and $11,944, respectively, of undistributed earnings previously allocated to participating securities, assuming these securities converted to Ordinary Shares, in each case, as of January 1, 2021.

(2)
IPO Pro Forma Non-GAAP EPS basic and diluted is presented only for the three and six months ended June 30, 2021 assuming Taboola went public and consummated the related transactions, in each case, as of January 1, 2021.

Ratio of Adjusted EBITDA to ex-TAC Gross Profit

We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit.

Free Cash Flow

We calculate Free Cash Flow as cash flow provided by operating activities minus purchases of property, plant and equipment, including capitalized internal-use software. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth.

Non-GAAP Financial Measures

We are presenting the following non-GAAP financial measures because we use them, among other things, as key measures for our management and board of directors in managing our business and evaluating our performance. We believe they also provide supplemental information that may be useful to investors. The use of these measures may improve comparability of our results over time by adjusting for items that may vary from period to period or may not be representative of our ongoing operations.

These non-GAAP measures are subject to significant limitations, including those identified below. In addition, other companies may use similarly titled measures but calculate them differently, which reduces their usefulness as comparative measures. Non-GAAP measures should not be considered in isolation or as a substitute for GAAP measures. They should be considered as supplementary information in addition to GAAP operating and financial performance measures.

ex-TAC Gross Profit

We believe that ex-TAC Gross Profit, which we calculate as gross profit adjusted to include other cost of revenues, is useful because traffic acquisition cost, or TAC, is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. We use ex-TAC Gross Profit as part of our business planning, for example in decisions regarding the timing and amount of investments in areas such as infrastructure.

Limitations on the use of ex-TAC Gross Profit include the following:

●	Traffic acquisition cost is a significant component of our cost of revenues but is not the only component; and
●	ex-TAC Gross Profit is not comparable to our gross profit and by definition ex-TAC Gross Profit presented for any period will be higher than our gross profit for that period.

The following table provides a reconciliation of revenues and gross profit to ex-TAC Gross Profit:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Revenues	$342,695	$329,072	$697,421	$632,022
Traffic acquisition cost	199,486	212,202	415,984	409,238
Other cost of revenues	26,848	16,625	53,046	33,040
Gross profit	$116,361	$100,245	$228,391	$189,744
Add back: Other cost of revenues	26,848	16,625	53,046	33,040
ex-TAC Gross Profit	$143,209	$116,870	$281,437	$222,784

Free Cash Flow

We believe that Free Cash Flow is useful to provide management and others with information about the amount of cash generated from our operations that can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth. Limitations on the use of Free Cash Flow include the following:

●
it should not be inferred that the entire Free Cash Flow amount is available for discretionary expenditures. For example, cash is still required to satisfy other working capital needs, including short-term investment policy, restricted cash, and intangible assets;

●
Free Cash Flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities; and

●	this metric does not reflect our future contractual commitments.

The following table provides a reconciliation of net cash provided by operating activities to Free Cash Flow:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Net cash provided by operating activities	$2,084	$23,083	$10,207	$13,980
Purchases of property and equipment, including capitalized internal-use software	(9,350)	(16,138)	(16,252)	(21,675)
Free Cash Flow	$(7,266)	$6,945	$(6,045)	$(7,695)

Adjusted EBITDA and Ratio of Adjusted EBITDA to ex-TAC Gross Profit

We believe that Adjusted EBITDA is useful because it allows us and others to measure our performance without regard to items such as share-based compensation expense, depreciation and interest expense and other items that can vary substantially depending on our financing and capital structure, and the method by which assets are acquired. We use Adjusted EBITDA and GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of performance and the effectiveness of our business strategies, and in communications with our board of directors. We may also use Adjusted EBITDA as a metric for determining payment of cash or other incentive compensation.

Limitations on the use of Adjusted EBITDA include the following:

●
although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●
Adjusted EBITDA excludes share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

●
Adjusted EBITDA does not reflect, to the extent applicable for a period presented: (1) changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or if applicable principal payments on debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us; and

●
the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results.We calculate Adjusted EBITDA as net loss before finance income (expenses), net, provision for income taxes and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

The following table provides a reconciliation of net loss to Adjusted EBITDA:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
Adjusted to exclude the following:
Finance income (expenses), net	(4,764)	85	(15,959)	883
Tax expenses (income)	234	7,922	(158)	10,159
Depreciation and amortization	22,813	8,646	45,489	16,890
Share-based compensation expenses (1)	17,640	78,523	34,679	83,654
M&A costs	474	7,042	524	5,588
Holdback compensation expenses (2)	2,792	—	5,582	—
Adjusted EBITDA	$34,168	$40,802	$69,024	$74,345

(1)	For the Q2 2021 period, a substantial majority relates to equity awards issued in connection with going public.
(2)	Represents share-based compensation due to holdback of Taboola Ordinary Shares issuable under compensatory arrangements relating to Connexity acquisition.

We calculate the ratio of net loss to gross profit as net loss divided by gross profit. We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business.

The following table reconciles ratio of net loss to gross profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Gross profit	$116,361	$100,245	$228,391	$189,744
Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
Ratio of net loss to gross profit	(4.3%)	(61.3%)	(0.5%)	(22.6%)

ex-TAC Gross Profit	$143,209	$116,870	$281,437	$222,784
Adjusted EBITDA	$34,168	$40,802	$69,024	$74,345
Ratio of Adjusted EBITDA margin to ex-TAC Gross Profit	23.9%	34.9%	24.5%	33.4%

Non-GAAP Net Income

We believe that Non-GAAP Net Income is useful because it allows us and others to measure our operating performance and trends without regard to items such as the revaluation of our Warrants liability, share-based compensation expense, cash and non-cash M&A costs including amortization of acquired intangible assets, exchange rate loss (income), other noteworthy items that change from period to period and related tax effects. These items can vary substantially depending on our share price, acquisition activity, the method by which assets are acquired and other factors. Limitations on the use of Non-GAAP Net Income include the following:

●
Non-GAAP Net Income excludes share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

●	Non-GAAP Net Income will generally be more favorable than our net income (loss) for the same period due to the nature of the items being excluded from its calculation; and

●	Non-GAAP Net Income is a performance measure and should not be used as a measure of liquidity.

The following table reconciles net loss to Non-GAAP Net Income for the periods shown:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	Unaudited
	(dollars in thousands)
Net loss	$(5,021)	$(61,416)	$(1,133)	$(42,829)
Amortization of acquired intangibles	15,828	639	31,608	1,278
Share-based compensation expenses (1)	17,640	78,523	34,679	83,654
M&A costs	474	7,042	524	5,588
Holdback compensation expenses (2)	2,792	—	5,582	—
Revaluation of Warrants	(11,958)	—	(26,000)	—
Exchange rate loss (income), net (3)	2,490	(393)	2,706	1,545
Income tax effects	(6,451)	(1,444)	(10,077)	(1,545)
Non-GAAP Net Income	$15,794	$22,951	$37,889	$47,691

Non-GAAP EPS basic	$0.063	$0.473	$0.152	$1.029
Non-GAAP EPS diluted	$0.063	$0.090	$0.151	$0.187

(1)	For the Q2 2021 period, a substantial majority is share-based compensation expenses related to going public.
(2)	Represents share-based compensation due to holdback of Taboola Ordinary Shares issuable under compensatory arrangements relating to Connexity acquisition.
(3)	Represents income or loss related to the remeasurement of monetary assets and liabilities to the Company’s functional currency using exchange rates in effect at the end of the reporting period.

Components of Our Results of Operations

Revenues

All of our Revenues are generated from advertisers, merchants and affiliate networks with whom we enter into commercial arrangements, defining the terms of our service and the basis for our charges. Generally, our charges are based on a CPC, CPM or CPA basis. For campaigns priced on a CPC basis, we recognize these Revenues when a user clicks on an advertisement we deliver. For campaigns priced on a CPM basis, we recognize these Revenues when an advertisement is displayed. For campaigns priced on a performance-based CPA basis, the Company generates revenue when a user makes an acquisition.

Cost of revenues

Our cost of revenue primarily includes Traffic acquisition cost and other cost of revenue.

Traffic acquisition cost

Traffic acquisition cost, or TAC, consists primarily of cost related to digital property compensation for placing our platform on their digital property and cost for advertising impressions purchased from real-time advertising exchanges and other third parties. Traffic acquisition cost also includes up-front payments, incentive payments, or bonuses paid to the digital property partners, which are amortized over the respective contractual term of the digital property arrangement. For the majority of our digital properties partners, we have two primary compensation models for digital properties. The most common model is a revenue share model. In this model, we agree to pay a percentage of our revenue generated from advertisements placed on the digital properties. The second model includes guarantees. Under this model, we pay the greater of a percentage of the revenue generated or a committed guaranteed amount per thousand page views (“Minimum guarantee model”). Actual compensation is settled on a monthly basis. Expenses under both the revenue share model as well as the Minimum guarantee model are recorded as incurred, based on actual revenues generated by us at the respective month.

Other cost of revenues

Other cost of revenues includes data center and related costs, depreciation expense related to hardware supporting our platform, amortization expense related to capitalized internal-use software and acquired technology, personnel costs, and allocated facilities costs. Personnel costs include salaries, bonuses, share-based compensation, and employee benefit costs, and are primarily attributable to our operations group, which supports our platform and our advertisers.

Gross profit

Gross profit, calculated as revenues less cost of revenues, has been, and will continue to be, affected by various factors, including fluctuations in the amount and mix of revenue and the amount and timing of investments to expand our digital properties partners and advertisers base. We hope to increase both our Gross profit in absolute dollars and as a percentage of revenue through enhanced operational efficiency and economies of scale.

Research and development

Research and development expenses consist primarily of personnel costs, including salaries, bonuses, share-based compensation and employee benefits costs, allocated facilities costs, professional services and depreciation. We expect research and development expenses to increase in future periods to support our growth, including continuing to invest in optimization, accuracy and reliability of our platform and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.

Sales and marketing

Sales and marketing expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits, and travel for our sales and marketing departments, advertising and promotion, rent and depreciation and amortization expenses, particularly related to the acquired intangibles. We expect to increase selling and marketing expenses to support the overall growth in our business.

General and administrative

General and administrative expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits and expenses for executive management, legal, finance and others. In addition, general and administrative expenses include fees for professional services and occupancy costs. We expect our general and administrative expense to increase as we scale up headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Finance income (expenses), net

Finance income (expenses), net, primarily consists of interest income (expense) including amortization of loan issuance cost, Warrants liability fair value adjustments, gains (losses) from foreign exchange fluctuations and bank fees.

Income tax benefit (expenses)

The statutory corporate tax rate in Israel was 23% for the six months ended June 30, 2022 and 2021, although we are entitled to certain tax benefits under Israeli law.

Pursuant to the Israeli Law for Encouragement of Capital Investments-1959 (the “Investments Law”) and its various amendments, under which we have been granted “Privileged Enterprise” status, we were granted a tax exemption status for the years 2018 and 2019. The 2018 tax exemption resulted in approximately $10.4 million of potential tax savings. In 2019 we did not benefit from the Privileged Enterprise status because we did not have taxable income. The benefits available to a Privileged Enterprise in Israel relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law. We received a Tax Ruling from the Israeli Tax Authority that its activity is an industrial activity and therefore eligible for the status of a Privileged Enterprise, provided that we meet the requirements under the ruling. If we do not fulfill these conditions, in whole or in part, the benefits can be revoked, and we may be required to refund the benefits, in an amount linked to the Israeli consumer price index plus interest. As of June 30, 2022, management believes that we meet the aforementioned conditions.

For 2021 and subsequent tax years, we adopted The “Preferred Technology Enterprises” (“PTE”) Incentives Regime (Amendment 73 to the Investment Law) granting a 12% tax rate in central Israel on income deriving from benefited intangible assets, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

In the fourth quarter of 2021, the Company utilized a special program initiated by the Israeli Tax Authority allowing Israeli companies to voluntarily release tax-exempted earnings at a reduced tax rate which resulted in GAAP tax expense of $4.4 million.

As of June 30, 2022, we have an accumulated tax loss carry-forward of approximately $10.8 million in Israel. Those tax losses can be offset indefinitely. Non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions.

Operating Results

The following table provides consolidated statements of loss data for the periods indicated (dollars in thousands):

	Three months ended June 30,
	2022	2021
	Unaudited

Revenues	$342,695	$329,072
Cost of revenues:
Traffic acquisition cost	199,486	212,202
Other cost of revenues	26,848	16,625
Total cost of revenues	226,334	228,827
Gross profit	116,361	100,245
Operating expenses:
Research and development	34,079	30,050
Sales and marketing	66,405	69,136
General and administrative	25,428	54,468
Total operating expenses	125,912	153,654
Operating loss	(9,551)	(53,409)
Finance income (expenses), net	4,764	(85)
Loss before income taxes	(4,787)	(53,494)
Income tax expenses	(234)	(7,922)
Net loss	$(5,021)	$(61,416)
Less: Undistributed earnings allocated to participating securities	—	(6,029)
Net loss attributable to Ordinary Shares – basic and diluted	(5,021)	(67,445)
Net loss per share attributable to Ordinary shareholders, basic and diluted	$(0.02)	$(1.39)
Weighted-average shares used in computing net loss per share attributable to Ordinary shareholders, basic and diluted	250,777,915	48,518,124

Comparison of the three months ended June 30, 2022 and 2021

Revenues increased by $13.6 million, or 4.1%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. New digital property partners within the first 12 months that were live on our network contributed approximately $21.8 million of new revenues for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by the partners when they are first on-boarded) decreased by approximately $8.2 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This decrease was primarily driven by lower yields due to weaker demand on our platform, reflecting the current macroeconomic conditions and the impact on advertising spend. This decrease more than offset the growth from Connexity and growth in Taboola News, both of which we include in the growth of existing digital property partners.

Gross profit increased by $16.1 million, or 16.1%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021.

Ex-TAC Gross Profit, a non-GAAP measure, increased by $26.3 million, or 22.5%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, primarily due to net growth of existing digital property partners from the Connexity acquisition and the growth of Taboola News. New digital property partners within the first 12 months that were live on our network contributed the remainder of the increase.

Cost of revenues decreased by $2.5 million, or 1.1%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021.

Traffic acquisition cost decreased by $12.7 million, or 6.0%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. Revenues increased versus the decrease in Traffic acquisition cost due to a mix shift to higher margin digital properties including e-commerce which is accounted for on a net revenue basis. The cost of guarantees (total payments due under guarantee arrangements in excess of amounts the Company would otherwise be required to pay under revenue sharing arrangements) as a percentage of traffic acquisition costs was approximately 10% or less for the three months ended June 30, 2022 and June 30, 2021.

Other cost of revenues increased by $10.2 million, or 61.5%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, primarily as a result of an increase of $3.7 million in personnel related costs, mainly due to inclusion of Connexity; $2.3 million in depreciation and amortization expenses mostly related to the amortization of the acquired intangible assets; $2.3 million in data centers and information systems costs; and $1.0 million in digital services taxes.

Research and development expenses increased by $4.0 million, or 13.4%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, primarily an increase in personnel cost of $3.5 million resulting in an increased headcount, including headcount from Connexity acquisition.

Sales and marketing expenses decreased by $2.7 million, or 4.0%, for the three months ended June 30, 2022 compared to three months ended June 30, 2021, primarily as a result of a decrease in personnel cost of $20.8 million offset by the increase in the depreciation and amortization expenses of $12.6 million related to intangibles from the Connexity acquisition, as well as higher advertising and promotion expenses of $4.6 million.

The decrease in the personnel cost of $20.8 million is attributable to higher share-based compensation expenses of $27.6 million resulting from equity awards issued in connection with going public in 2021 offset by an increased headcount, including from the Connexity acquisition, resulting in higher salary expenses and related personnel costs of $6.8 million.

General and administrative expenses decreased by $29.0 million, or 53.3%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, primarily as a result of a decrease of $27.2 million employee related costs mostly attributable to equity awards issued in connection with going public in 2021.

Finance income (expenses), net, increased by $4.8 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, primarily as a result of a $12.0 million revaluation benefit of the Warrants liability partially offset by $3.6 million of interest cost primarily related to our term loan credit agreement and $2.9 million in foreign currency exchange loss.

Loss before income taxes decreased by $48.7 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, as a result of the factors described above.

Tax expenses decreased by $7.7 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, primarily affected by losses incurred in the U.S.

The following table provides consolidated statements of loss data for the periods indicated (dollars in thousands):

	Six months ended June 30,
	2022	2021
	Unaudited

Revenues	$697,421	$632,022
Cost of revenues:
Traffic acquisition cost	415,984	409,238
Other cost of revenues	53,046	33,040
Total cost of revenues	469,030	442,278
Gross profit	228,391	189,744
Operating expenses:
Research and development	64,491	53,943
Sales and marketing	127,773	103,444
General and administrative	53,377	64,144
Total operating expenses	245,641	221,531
Operating loss	(17,250)	(31,787)
Finance income (expenses), net	15,959	(883)
Loss before income taxes	(1,291)	(32,670)
Income tax benefit (expenses)	158	(10,159)
Net loss	$(1,133)	$(42,829)
Less: Undistributed earnings allocated to participating securities	—	(11,944)
Net loss attributable to Ordinary Shares – basic and diluted	(1,133)	(54,773)
Net loss per share attributable to Ordinary shareholders, basic and diluted	$(0.00)	$(1.18)
Weighted-average shares used in computing net loss per share attributable to Ordinary shareholders, basic and diluted	249,095,931	46,351,830

Comparison of the six months ended June 30, 2022 and 2021

Revenues increased by $65.4 million, or 10.3%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. New digital property partners within the first 12 months that were live on our network contributed approximately $43.1 million of new revenues for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by the partners when they are first on-boarded), growth from Connexity and growth in Taboola News (both of which we include in the growth of existing digital property partners), contributed approximately $22.3 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Gross profit increased by $38.6 million, or 20.4%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Ex-TAC Gross Profit, a non-GAAP measure, increased by $58.7 million, or 26.3%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily due to net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), growth from Connexity and growth in Taboola News. New digital property partners within the first 12 months that were live on our network contributed the remainder of the increase.

Cost of revenues increased by $26.8 million, or 6.0%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Traffic acquisition cost increased by $6.7 million, or 1.6%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, reflecting the increase in revenues. The cost of guarantees (total payments due under guarantee arrangements in excess of amounts the Company would otherwise be required to pay under revenue sharing arrangements) as a percentage of traffic acquisition costs were approximately 10% for the six months ended June 30, 2022 and June 30, 2021.

Other cost of revenues increased by $20.0 million, or 60.6%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily as a result of an increase of $8.0 million in personnel related costs which is also attributed to inclusion of Connexity; $4.4 million in depreciation and amortization expenses mostly related to the amortization of the acquired intangible assets; $4.3 million in data centers and information systems costs; and $2.8 million in digital services taxes.

Research and development expenses increased by $10.5 million, or 19.6%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily as a result of an increase of $9.6 million in employee related costs mostly attributable to the inclusion of six months of Connexity, increase in headcount and salary expenses.

Sales and marketing expenses increased by $24.3 million, or 23.5%, for the six months ended June 30, 2022 compared to six months ended June 30, 2021, due to an increase of $25.1 million in depreciation and amortization expenses of acquired intangible assets as well as higher advertising and promotion expenses of $6.7 million offset by a decrease of $10.8 in personnel related costs.

The decrease in the personnel cost of $10.8 million is attributable to the high share-based compensation expenses resulting from equity awards issued in connection with going public in 2021 of $23.5 million offset by increased headcount, including from the Connexity acquisition, resulting in higher salary expenses and related personnel costs of $12.7 million.

 General and administrative expenses decreased by $10.8 million, or 16.8%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily as a result of a decrease of $22.0 million attributable to the equity awards issued in connection with going public in 2021. The decrease was partially offset by an increase of $6.2 million in headcount and salary expenses primarily due to the Connexity acquisition and an increase of $4.3 million in public company professional fees and insurance expenses.

Finance income (expenses), net increased by $16.8 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily as a result of a $26.0 million revaluation benefit of the Warrants liability, partially offset by $7.3 million in interest cost primarily related to our term loan credit agreement.

Loss before income taxes decreased by $31.4 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, as the net result of the factors described above.

Tax expense decreased by $10.3 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily affected by losses incurred in the U.S.

Liquidity and Capital Resources

Our primary cash needs are for working capital, acquisitions, contractual obligations and other commitments. To date, we have financed our operations primarily through private equity financings and, more recently, through the net proceeds from the merger with ION, equity issuances and borrowings under a loan to fund a portion of the Connexity acquisition and cash provided by operations. For the six months ended June 30, 2022 and 2021, we generated cash from operations of $10.2 million compared to $14.0 million, respectively.

As part of our growth strategy, we have made and expect to continue to make significant investments in research and development and in our technology platform. We also plan to consider possible future acquisitions. To fund our growth, depending on the magnitude and timing of our growth investments and the size and structure of any possible future acquisition, we may supplement our available cash from operations with issuances of equity or debt securities and/or make other borrowings, which could be material.

As of June 30, 2022 and December 31, 2021, we had $308.5 million and $319.3 million of cash, cash equivalents and short-term investments, respectively, and $4.9 million and $4.9 million in short and long-term restricted deposits, respectively, used as security for our lease commitments.  Cash and cash equivalents consist of cash in banks and highly liquid marketable securities investments, money market account and funds, commercial paper and corporate debt securities, with an original maturity of three months or less at the date of purchase and are readily convertible to known amounts of cash.

Subsequent to June 30, 2022, we entered into a new revolving credit facility for up to $90 million as described in Note 14 of Notes to our Unaudited Consolidated Interim Financial Statements included as Exhibit 99.2 to Taboola’s report on Form 6-K for the month of August 2022 filed with the SEC on August 19, 2022.

Short-term investments generally consist of bank deposits, U.S. government treasuries, commercial paper, corporate debt securities, and U.S. agency bonds. We believe that this, together with net proceeds from our engagements with advertisers and digital property partners, will provide us with sufficient liquidity to meet our working capital and capital expenditure needs for at least the next 12 months. In the future, we may be required to obtain additional equity or debt financing in order to support our continued capital expenditures and operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our business, growth, and results of operations.

We are taking actions to reduce growth of operating expenses in response to continuing macroeconomic uncertainty, including uncertainty regarding advertising demand and spending. Any of these uncertainties could impact key areas of our operating performance, including ex-TAC and yields. Actions we are taking include reducing discretionary spend and decreasing our rate of hiring. While we believe these actions will be beneficial, we cannot predict the degree to which they will mitigate these uncertainties.

In addition, we continue to monitor continuing impacts COVID-19 may have on economic conditions and our working capital requirements. To date, the pandemic has not had a material negative impact on our cash flow or liquidity. We cannot provide any assurance regarding future possible COVID-19-related impacts on our business.

Our future capital requirements and the adequacy of available funds will depend on many factors, including the risks and uncertainties set forth in our Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors,” our Registration Statement on Form F-1/A filed on April 13, 2022, as it may be amended or supplemented from time to time, under the sections entitled “Cautionary Note Regarding Forward-looking Statements” and “Risk Factors” and in our subsequent filings with the SEC.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Six months ended June 30,
	2022	2021
	Unaudited
Cash Flow Data:
Net cash provided by operating activities	$10,207	$13,980
Net cash used in investing activities	(93,817)	(19,139)
Net cash provided by financing activities	2,347	346,234
Exchange differences on balances of cash and cash equivalents	(4,316)	1,357
Increase (decrease) in cash and cash equivalents	$(85,579)	$342,432

Operating Activities

During the six months ended June 30, 2022, net cash provided by operating activities was $10.2 million, a decrease of $3.8 million, compared to $14.0 million for the same period in 2021. The $10.2 million was related to our net loss of $1.1 million adjusted by non-cash charges of $64.6 million and changes in working capital of $53.3 million. The non-cash charges are mainly related to depreciation and amortization expenses of $45.5 million, mainly from Connexity intangibles acquired, and share-based compensation expense of $40.3 million offset by revaluation benefit of $26.0 million of the Warrants liability.

The $53.3 million decrease in working capital primarily consisted of a $52.5 million decrease in trade payables, a $22.9 million decrease in accrued expenses and other current liabilities, a $12.5 million decrease in deferred taxes, net offset by a $45.6 million decrease in trade receivables. The changes in the working capital were primarily due to changes in our operations, tax payments and debt service in the normal course of business.

Net cash provided by operating activities of $14.0 million for the six months ended June 30, 2021 was related to our net loss of $42.8 million adjusted by non-cash charges including share-based compensation expense of $83.7 million mostly triggered from going public, partially offset by an increase of $42.6 million used in working capital. The $42.6 million decrease in cash resulting from changes in working capital primarily consisted of a $33.8 million increase in prepaid expenses and other current assets and long-term prepaid expenses, $31.0 million decrease in trade payables and $1.3 million due to changes in operating lease liabilities and right of use assets, partially offset by a $19.0 million decrease in trade receivables and $5.3 million increase in other current liabilities. The change in working capital was primarily driven by seasonality of revenues, timing of collections, higher prepayments to our digital property partners, and higher guarantee compensation committed in the fourth quarter of 2020 but paid during the first quarter of 2021 to our digital property partners, that we agreed with them to undo the 100% revenue share arrangement, reinstate the original payment terms, and receive payments, retroactively, of the guarantee under the original compensation terms.

Investing Activities

During the six months ended June 30, 2022, net cash used in investing activities was $93.8 million, an increase of $74.7 million, compared to $19.1 million in net cash used in the same period in 2021. Net cash used in investing activities for the six months ended June 30, 2022 primarily consisted of $74.9 million purchase of short-term investments, $16.3 million purchase of property and equipment, including capitalized internal-use software and $2.1 million payments of cash in escrow for acquisition of a subsidiary.

Net cash used in investing activities for the six months ended June 30, 2021 primarily consisted of $21.7 million purchase of property and equipment, including capitalized internal-use software.

Financing Activities

During the six months ended June 30, 2022, net cash provided by financing activities was $2.3 million, a decrease of $343.9 million, compared to $346.2 million in net cash provided for the same period in 2021. Net cash provided by financing activities for the six months ended June 30, 2022 primarily consisted of $6.0 million proceeds received from share option exercises and vested RSUs offset by $2.2 million payment of tax withholding for share-based compensation.

Net cash provided by financing activities for the six months ended June 30, 2021 of $346.2 million primarily consisted of proceeds received from the Business Combination and related Transactions.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and the periods in which they are due as of June 30, 2022. Future events could cause actual payments to differ from these estimates.

	Contractual Obligations by Period
	2022	2023	2024	2025	2026	Thereafter
	(dollars in thousands)
Debt Obligations	$1,500	$3,000	$3,000	$3,000	$3,000	$284,250
Operating Leases (1)	8,525	14,944	14,340	12,343	12,762	23,141
Non-cancellable purchase obligations (2)	8,564	5,890	2,753	17	—	—
Total Contractual Obligations	$18,589	$23,834	$20,093	$15,360	$15,762	$307,391

(1)	Represents future minimum lease commitments under non-cancellable operating lease agreements.
(2)	Primarily represents non-cancelable amounts for contractual commitments in respect of software and information technology.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. The table above does not reflect any reduction for prepaid obligations as of June 30, 2022. As of June 30, 2022, we have a provision related to unrecognized tax benefit liabilities totaling $4.8 million and other provisions related to severance pay and contribution plans, which have been excluded from the table above as we do not believe it is practicable to make reliable estimates of the periods in which payments for these obligations will be made.

Other Commercial Commitments

In the ordinary course of our business, we enter into agreements with certain digital properties, under which, in some cases we agree to pay them a guaranteed amount, generally per thousand page views on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer. These contracts are not included in the table above.

Off-Balance Sheet Arrangements

As of June 30, 2022 and December 31, 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Critical Account Policies and Estimates

Our discussion and analysis of financial condition results of operations are based upon our consolidated interim financial statements included elsewhere in this report. The preparation of our consolidated interim financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, including the anticipated impact of COVID-19, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. There have been no material changes to our critical accounting policies and estimates of and for the year ended December 31, 2021, included in the Company’s Form 20-F filed with the SEC on March 24, 2022, except as noted below.

Marketable Securities

We classify our marketable securities as available-for-sale at the time of purchase and reevaluate such classification at each balance sheet date. We may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, We classify our marketable securities, including those with maturities beyond 12 months, as current assets in the consolidated balance sheets.

We carry these securities at fair value and record unrealized gains and losses, net of taxes, in accumulated other comprehensive loss as a component of shareholders’ equity, except for changes in allowance for expected credit losses, which is recorded in finance income (expenses), net.

We periodically evaluate our available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, we consider our intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, we write down the security to its fair value and records the impairment charge in finance income (expenses), net, in the consolidated statements of loss. If neither of these criteria are met, we determine whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors.

Realized gains and losses on available-for-sale marketable securities are included in the consolidated statements of loss.

Recent Accounting Pronouncements

See the section titled “Significant Accounting Policies - Recently Issued Accounting Pronouncements” in Note 2 of Notes to our Unaudited Consolidated Interim Financial Statements included elsewhere in this report.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

A 10% increase or decrease of the NIS, euro, British pound sterling, or the Japanese yen against the U.S. dollar would have impacted the consolidated statements of loss as follows:

	Operating loss impact Six months ended June 30,
	2022		2021
	(dollars in thousands)
	+10%	-10%	+10%	-10%
NIS/USD	$(2,978)	$2,978	$(3,991)	$3,991
EUR/USD	$2,226	$(2,226)	$3,045	$(3,045)
GBP/USD	$(2,135)	2,135	$(2,096)	$2,096
JPY/USD	$945	$(945)	$912	$(912)

To reduce the impact of foreign exchange risks associated with forecasted future cash flows related to payroll expenses and other personnel related costs denominated in NIS and their volatility,  we have established a hedging program and use derivative financial instruments, specifically foreign currency forward contracts, to manage exposure to foreign currency risks. These derivative instruments are designated as cash flow hedges.

Interest Rate Risk

Our cash, cash equivalents, and short-term investments are held mainly for working capital purposes. The primary objectives of our investment activities are the preservation of capital and the fulfillment of liquidity needs. We do not enter into investments for trading or speculative purposes. Such interest-earning instruments carry a degree of interest rate risk. Changes in interest rates affect the interest earned on our cash and cash equivalents and short-term investments, and the market value of those securities.

Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on future borrowings. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.

As of June 30, 2022, we had approximately $298 million of outstanding borrowings with variable interest rates. Subsequent to June 30, 2022, we entered into a revolving credit facility which, if drawn upon, will bear variable interest rates. Future increases in applicable interest rates under our debt arrangements will increase our borrowing costs. We may also incur additional debt in the future that bears interest at variable rates.

Inflation Risk

 Inflation rate may have a material effect on our business, financial condition, or results of operations, other than its impact on the general economy. If our costs, in particular labor, sales and marketing, information system, technology and utilities costs, were to become subject to inflationary pressures, we might not be able to effectively mitigate such higher costs. Our inability or failure to do so could adversely affect our business, financial condition, and results of operations.

Credit Risk

Credit risk with respect to accounts receivable is generally not significant, as we routinely assess the creditworthiness of our partners and advertisers. Historically, we generally have not experienced any material losses related to receivables from advertisers. We do not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable.

As of June 30, 2022, we maintained cash balances primarily in banks in Israel, the United States and the United Kingdom. In the United States and United Kingdom, the Company deposits are maintained with commercial banks, which are insured by the U.S. Federal Deposit Insurance Corporation (“FDIC”) and Financial Services Compensation Scheme (“FSCS”), which is authorized by the Bank of England (acting in its capacity as the Prudential Regulation Authority (“PRA”)), respectively. In Israel, commercial banks do not have government-sponsored deposit insurance. At various times, we have deposits in excess of the maximum amounts insured by the FDIC and FSCS. Historically we have not experienced losses related to these balances and believe our credit risk in this area is reasonable. As of June 30, 2022, we maintained cash balances of approximately $37.7 million with U.S. banks in excess of the amounts insured by the FDIC and $44.2 million in the United Kingdom banks in excess of the amounts insured by the FSCS.

Our short-term investments, which were $74.7 million as of June 30, 2022, are investments in marketable securities with high credit ratings as required by our investment policy and are not insured or guaranteed.

Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risk by limiting our counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. However, failure of one or more of these financial institutions is possible and could result in losses.